04002430

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-41466

RECEIVED FEB 26 2004

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CoastalBanc Financial Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5718 Westheimer, Suite 600
(No. and Street)

Houston (City) Texas (State) 77057 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Catherine N. Wylie (713) 435-5327
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

700 Louisiana (Address) Houston (City) Texas (State) 77002 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAR 15 2004 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, CATHERINE N. WYLIE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of COASTALBANC FINANCIAL CORP., as of DECEMBER 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

DIANA L. MORGAN
NOTARY PUBLIC
STATE OF TEXAS
My Commission Expires
APRIL 27, 2007

Catherine N. Wylie

Signature

Catherine N. Wylie
President

Title

Diana L. Morgan

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition.~~ **Cash Flows.**
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- N/A (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- N/A (m) A copy of the SIPC Supplemental Report.
- N/A (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) **Independent accountant's supplementary report on internal controls.**

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPMG

CoastalBanc Financial Corp.
(a wholly-owned subsidiary of Coastal Banc ssb)

Statements of Financial Condition
December 31, 2003 and 2002

(With Independent Auditors' Reports Thereon)

KPMG LLP
700 Louisiana Street
Houston, TX 77002

Telephone 713 319 2000
Fax 713 319 2041

Independent Auditors' Report

The Board of Directors
CoastalBanc Financial Corp.:

We have audited the accompanying statements of financial condition of CoastalBanc Financial Corp. (the Company), a wholly-owned subsidiary of Coastal Banc ssb (the Parent), as of December 31, 2003 and 2002. These statements of financial condition are the responsibility of the Company's management. Our responsibility is to express an opinion on these statements of financial condition based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statements of financial condition are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statements of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audits of the statements of financial condition provide a reasonable basis for our opinion.

In our opinion, the statements of financial condition referred to above present fairly, in all material respects, the financial position of CoastalBanc Financial Corp. as of December 31, 2003 and 2002 in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

Houston, Texas
January 27, 2004

COASTALBANC FINANCIAL CORP.
(a wholly-owned subsidiary of Coastal Banc ssb)

Statements of Financial Condition

December 31, 2003 and 2002

Assets	2003	2002
Cash and cash equivalents (note 2)	$ 130,847	114,902
Other assets	4,650	4,927
	$ 135,497	119,829
Liabilities and Stockholder's Equity		
Accounts payable to Parent (note 2)	7,333	5,946
Accrued expenses	19,673	12,209
Total liabilities	27,006	18,155
Stockholder's equity (note 5):		
Common stock, $1 par value. Authorized 1,000,000 shares; 1,000 shares issued and outstanding	1,000	1,000
Retained earnings	107,491	100,674
Total stockholder's equity	108,491	101,674
Commitments (notes 3 and 4)		
	$ 135,497	119,829

See accompanying notes to financial statements.

COASTALBANC FINANCIAL CORP.
(a wholly-owned subsidiary of Coastal Banc ssb)

Notes to Statements of Financial Condition
December 31, 2003 and 2002

(1) Organization and Summary of Significant Accounting Policies

CoastalBanc Financial Corp. (the Company) is a wholly-owned subsidiary of Coastal Banc ssb (the Parent) and was incorporated on July 18, 1986. The Company is a registered securities broker-dealer under the Securities Exchange Act of 1934 and a member of the National Association of Securities Dealers, Inc. (NASD).

Use of Estimates

The preparation of the statements of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statements of financial condition. Actual results may differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents are comprised of noninterest-earning and interest-earning deposits with Parent and other banks.

Income Taxes

As a wholly-owned subsidiary of the Parent, the Company does not file an individual federal income tax return. The Parent files a consolidated federal income tax return with its parent and all of its subsidiaries. By agreement with the Parent, the Company's federal income tax expense is computed on financial statement income before federal income taxes at the approximate current tax rate. Accordingly, payments are made to the Parent for federal income taxes. There are $3,671 for federal income taxes due to Parent at December 31, 2003.

(2) Balances and Transactions with Parent

In the normal course of business, the Company has entered into transactions with its Parent. Such balances as of December 31, 2003 and 2002 are summarized as follows:

	2003	2002
Cash and cash equivalents	$23,325	10,120
Accounts payable to Parent	7,333	5,946

(3) Service Agreements

The Company has a securities services agreement with a third-party registered broker-dealer primarily to provide the broker-dealer access to the Parent's customer base. The agreement provides for the separation of business between the broker-dealer and the Company. The agreement indemnifies the Company and its Parent against any claims or damages arising from the agreement. The agreement may be terminated by either party upon written notification, regulatory cause or advice of legal counsel.

The Company has a shareholder service agreement with a third-party fund management company (as agent on behalf of various funds) to provide personal shareholder services to the Parent's customers. The shareholder service agreement was adopted pursuant to Rule 12b-1 under the Investment Company Act of 1940 and is subject to applicable rules of the NASD. The agreement may be terminated by either party upon written notification.

(4) Liabilities Subordinated to the Claims of General Creditors

As of December 31, 2003 and 2002, the Company had no liabilities subordinated to the claims of general creditors.

(5) Minimum Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (see Schedule 1). Retained earnings may be restricted as to payment of dividends if this ratio exceeds 10 to 1. At December 31, 2003, the Company had computed regulatory net capital (as defined) of $58,841 which was $53,841 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0.46 to 1 at December 31, 2003.